EXHIBIT 1

                                                      ANNTAYLOR
                                                     NEWS RELEASE
                                       142 WEST 57TH STREET NEW YORK, N.Y. 10019


FOR IMMEDIATE RELEASE
- ---------------------

                  ANN TAYLOR TO ACQUIRE CYGNE DESIGN'S INTEREST
                         IN CAT SOURCING JOINT VENTURE;
                       ANN TAYLOR ALSO ANNOUNCES PROPOSED
                        $75 MILLION FINANCING TRANSACTION


     New York, New York, April 8, 1996  --  AnnTaylor Stores Corporation (NYSE:
     ---------------------------------
ANN) announced today that it has entered into an agreement in principle with Cygne Designs, Inc. ("Cygne"), pursuant to which Ann Taylor will acquire Cygne's entire interest in the Company's direct sourcing joint venture with Cygne known as CAT U.S., Inc. and C.A.T. (Far East) Limited (together, "CAT"). Pursuant to the agreement, Ann Taylor will also acquire the assets and assume certain liabilities of what is known as the Ann Taylor Woven Division of Cygne, which is the division of Cygne that is responsible for sourcing merchandise for Ann Taylor. In fiscal 1995, Ann Taylor purchased approximately 38% of its merchandise through CAT and an additional 16% of its merchandise directly from Cygne.

     The Ann Taylor Woven Division of Cygne includes approximately 65 employees in New York as well as a smaller number of employees in foreign offices in Hong Kong and Italy. The Company said that it intends to integrate the operations of the Ann Taylor Woven Division with the operations of CAT, so that following the acquisition, CAT will be a wholly owned subsidiary of Ann Taylor, responsible both for the sourcing functions CAT currently performs for Ann Taylor and for all of the sourcing functions for Ann Taylor currently performed by Cygne. The Company said that the expanded CAT operation will continue to be led by CAT's current President, Dwight Meyer.

     The purchase price for Cygne's interest in CAT and the Ann Taylor Woven Division assets will consist of shares of Ann Taylor common stock having a market value of $36 million at the time of closing (provided that in no event will Ann Taylor be required to issue more than 2.5 million shares) plus a cash payment in an amount equal to the tangible net book value of the inventory and fixed assets of the Ann Taylor Woven Division, less certain assumed liabilities of the Division, plus an amount in respect of an obligation under an existing employment agreement with CAT. At fiscal year end 1995, the total of such cash payments would have been approximately $14.9 million.




                                Page 1 of 3 Pages

     Ann Taylor's Chairman and Chief Executive Officer, Sally Frame Kasaks, said, "The acquisition of CAT and the Ann Taylor Woven Division of Cygne is an important step in furthering our strategy of improving our merchandise offerings by more closely integrating the processes of design, planning, merchandising and sourcing. By combining CAT and the Woven Division of Cygne, we will be able to leverage the respective strengths of each organization. The acquisition will give us greater control over pre-production processes and production management, which we believe will result in a variety of operational benefits."

     The closing of the CAT/Cygne transaction is subject to various conditions, including (i) negotiation and execution of a definitive acquisition agreement and related documentation, (ii) the approval of the transaction by Cygne's stockholders, (iii) the consent and release of liens by each of HongKong and Shanghai Banking Corporation and certain other lenders to Cygne, (iv) the continuation of CAT's existing $40 million credit facility by HongKong and Shanghai Banking Corporation, its current lender, (v) receipt by Cygne of a fairness opinion from its financial advisor, (vi) the consent of Ann Taylor's lenders under its bank credit agreement and (vii) the consummation of the offering by AnnTaylor Finance Trust of the convertible securities described below. It is currently anticipated that the transaction will close in July 1996 following approval by Cygne's stockholders. There can be no assurance that definitive documentation will be completed or any other conditions will be satisfied, or that the transaction will be consummated.

     Ann Taylor has agreed to register the shares to be issued to Cygne for resale, although Cygne will be subject to certain restrictions on the timing of sales (including the limitation that the shares will not be transferable until 30 days after the expiration of the lock-up period applicable to the financing described below) and the amount of shares which can be sold at any one time.

     The Company also announced today that it is seeking to raise $75 million through the sale of convertible preferred securities to be issued by a financing vehicle to be known as AnnTaylor Finance Trust, a Delaware business trust (the "Trust"). The Trust will offer for sale convertible trust originated preferred securities ("Convertible TOPrS") of the Trust, having an aggregate liquidation preference of $75 million (with an option to purchase an additional $11.25 million of such securities to cover over-allotments). These securities will be convertible at the option of the holders thereof into Ann Taylor common stock.

     The convertible preferred securities will not be registered or required to be registered under the Securities Act of 1933 and will be sold in the United States and outside the United States in a private placement under Rule 144A and Regulation S, respectively, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.




                                Page 2 of 3 Pages

     The Company plans to use the proceeds of the financing to reduce borrowings outstanding under the Company's revolving credit facility, without reduction of the commitments thereunder. If the CAT/Cygne transaction is consummated, the Company may re-borrow funds under the revolving credit facility to fund the net tangible assets payment provided for under the agreement and related payments and expenses of the acquisition. Consummation of the financing is subject to market and other conditions, and there can be no assurance that the offering of preferred securities will be consummated.


     Ann Taylor is one of the country's leading women's specialty apparel retailers, operating 308 stores in 40 states and the District of Columbia.



Contact:  Jocelyn Barandiaran           Gina Iaderosa
          Investor Relations            Marketing/Public Relations
          212-541-3226                  212-541-3347




                                Page 3 of 3 Pages